UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

PREFERRED COMMERCE, INC.

(Name of Issuer)

Common stock, par value $.0001 per share

(Title of Class of Securities)

74039D101

(CUSIP Number)

August 10, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74039D101	SCHEDULE 13G

1. Names of Reporting Persons.

Tasrin Hossain

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3. SEC Use Only

4. Citizenship or Place of Organization

United States

Number of	5. Sole Voting Power

Shares Beneficially by
6. Shared Voting Power

7,875,000 shares of common stock, par value $.0001*
Owned by Each
Reporting	7. Sole Dispositive Power
Person With:
8. Shared Dispositive Power

7,875,000 shares of common stock, par value $.0001*

9. Aggregate Amount Beneficially Owned by Each Reporting Person

7,875,000 shares of common stock, par value $.0001*

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒*

11. Percent of Class Represented by Amount in Row (9)

8.32%*

12. Type of Reporting Person (See Instructions)

IN

*	Includes 3,500,000 shares of common stock, par value $.0001, of the Issuer (“Common Stock”) held by Tasrin Hossain and 4,375,000 shares of Common Stock held by her husband, Liaquat Hossain, as to which Tasrin Hossain disclaims beneficial ownership. Excludes 3,500,000 shares of Common Stock held by Tasrin Hossain’s daughter, Sarah Hossain, as to which Tasrin Hossain disclaims beneficial ownership. The total of 7,875,000 shares of Common Stock held by Tasrin Hossain and Liaquat Hossain represented 8.32% of the Issuer’s shares of Common Stock outstanding as of August 31, 2020, as reported in the Disclosure Statement Pursuant to the Pink Basic Disclosure Guidelines filed by the Issuer with OTC Markets Group on October 10, 2020.

Page 2 of 6 pages

CUSIP No. 74039D101	SCHEDULE 13G

1. Names of Reporting Persons.

Liaquat Hossain

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3. SEC Use Only

4. Citizenship or Place of Organization

New York

Number of	5. Sole Voting Power

Shares Beneficially by
6. Shared Voting Power

7,875,000 shares of common stock, par value $.0001*
Owned by Each
Reporting	7. Sole Dispositive Power
Person With:
8. Shared Dispositive Power

7,875,000 shares of common stock, par value $.0001*

9. Aggregate Amount Beneficially Owned by Each Reporting Person

7,875,000 shares of common stock, par value $.0001*

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) x*

11. Percent of Class Represented by Amount in Row (9)

8.32%*

12. Type of Reporting Person (See Instructions)

IN

*	Includes 4,375,000 shares of common stock, par value $.0001, of the Issuer (“Common Stock”) held by Liaquat Hossain and 3,500,000 shares of Common Stock held by his wife, Tasrin Hossain, as to which Liaquat Hossain disclaims beneficial ownership. Excludes 3,500,000 shares of Common Stock held by Liaquat Hossain’s daughter, Sarah Hossain, as to which Liaquat Hossain disclaims beneficial ownership. The total of 7,875,000 shares of Common Stock held by Liaquat Hossain and Tasrin Hossain represented 8.32% of the Issuer’s shares of Common Stock outstanding as of August 31, 2020, as reported in the Disclosure Statement Pursuant to the Pink Basic Disclosure Guidelines filed by the Issuer with OTC Markets Group on October 10, 2020.

Page 3 of 6 pages

CUSIP No. 74039D101	SCHEDULE 13G

Item 1.

(a)	Name of Issuer

Preferred Commerce, Inc.

(b)	Address of Issuer’s Principal Executive Offices

3260 Fairline Farms, Unit #1

Wellington, FL 33414

Item 2.

(a)	Name of Person Filing

Tasrin Hossain

Liaquat Hossain

(b)	Address of Principal Business Office or, if none, Residence

895 Waverly Avenue, Holtsville, NY 11742

(c)	Citizenship

United States

(d)	Title of Class of Securities

Common stock, par value $.0001 per share

(e)	CUSIP Number

74039D101

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4. Ownership.

Reference is made as to each Reporting Person hereunder to Rows 5-9 and 11 of each of the cover pages of this Schedule 13G.

Each Reporting Person hereunder may be deemed a member of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”), or Rule 13d-5 promulgated under the Exchange Act, with the other Reporting Person hereunder. Although the Reporting Persons are reporting such securities as though they were members of a “group,” the filing of this Schedule 13G shall not be construed as an admission by either Reporting Person that such Reporting Person is a beneficial owner of any securities other than those directly held by such Reporting Person.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .

Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable

Item 8. Identification and Classification of Members of the Group

See Item 4 of this Schedule 13G and the Joint Filing Agreement attached hereto as Exhibit A.

Item 9. Notice of Dissolution of Group

Not applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 4 of 6 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	July 22, 2021

/s/ TASRIN HOSSAIN
Tasrin Hossain

/s/ LIAQUAT HOSSAIN
Liaquat Hossain

Page 5 of 6 pages

EXHIBIT A

JOINT FILING AGREEMENT

This Joint Filing Agreement (this “Agreement”) hereby confirms the agreement by and between the undersigned that the Schedule 13G to which this Agreement is attached as Exhibit A with respect to the beneficial ownership of the undersigned of shares of Common Stock of Preferred Commerce, Inc. is being filed on behalf of each of the undersigned. This Agreement may be executed in two counterparts, each of which shall be deemed an original, but both of which together shall constitute one and the same instrument.

Date:	July 22, 2021

/s/ TASRIN HOSSAIN
Tasrin Hossain

/s/ LIAQUAT HOSSAIN
Liaquat Hossain

Page 6 of 6 pages